SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Varsity Group Inc.

(Name of Subject Company)

Varsity Group Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

9222811

(CUSIP Number of Class of Securities)

James M. Craig

Chief Executive Officer

2677 Prosperity Avenue, Suite 250

Fairfax, Virginia 22031

(202) 667-3400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Anthony J. Richmond

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements Item 8(h) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2008 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the “Schedule 14D-9”) by Varsity Group Inc. (the “Company”), a Delaware corporation, relating to a cash tender offer (the “Offer”) to purchase all of the Company’s common stock, par value $0.0001 per share (the “Shares”), at a price of $0.20 per Share net to sellers in cash, without interest and subject to any required withholding taxes, made by VGI Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of VGI Holdings Corp., a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, filed with the SEC on March 7, 2008 (as amended or supplemented from time to time, the “Schedule TO”). The terms and conditions of the Offer are set forth in the Agreement and Plan of Merger, dated as of February 22, 2008 (“Merger Agreement”), Purchaser’s offer to purchase, dated March 7, 2008 (as amended or supplemented from time to time), and the related letter of transmittal (as amended or supplemented from time to time), which are filed as exhibits to the Schedule TO.

On March 28, 2007, the Company filed a Form 12b-25 with the SEC which reported that the Company is unable to file its Annual Report on Form 10-K for the year ended December 31, 2007 within the prescribed time period without unreasonable effort or expense, and updated certain information in Item 8(h) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on March 7, 2008. Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged.

Item 8.	ADDITIONAL INFORMATION

Item 8(h) is hereby amended and supplemented by the following:

In its Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (“SEC”) on March 7, 2008, the Company released certain preliminary, internal, unaudited draft financial information derived from financial statements which were not prepared with a view towards public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants (“AICPA”).

While the audit of the Company’s consolidated financial statements as of and for the year ended December 31, 2007 is not yet complete, the Company has substantially completed that process. Since March 7, 2008, the Company has identified certain additional adjustments to its December 31, 2007 results, the largest of which related to Campus Outfitters. The changes in the financial information presented in this document from that presented in the Schedule 14D-9 filed on March 7, 2008 are primarily related to:

•	a $1.2 million impairment of the Campus Outfitter uniform inventory (the Company sold its Campus Outfitters business on February 27, 2008); and
•

$0.8 million in increased cost of textbook sales based on the availability of actual results data as compared to historical estimates, which were used in the preparation of the preliminary information summarized in the Schedule 14D-9.

In addition, the Company expects to receive a “going concern” opinion when the fiscal 2007 audit is completed.

Giving effect to the adjustments identified to date, the Company’s unaudited consolidated financial statements as of and for the year ended December 31, 2007 show the following:

•

Unaudited consolidated balance sheet as of December 31, 2007: cash of $0.0, restricted cash of $2.0 million, total current assets of $9.3 million, total assets of $12.9 million, total current liabilities of $7.1 million and total liabilities of $8.1 million;

•

Unaudited statements of income of the Company and its consolidated subsidiaries for the fiscal year ended December 31, 2007: net sales of $44.4 million, gross margin of $11.4 million, total operating expenses of $21.1 million, operating loss of $9.7 million and net loss of $9.9 million; and

•

Unaudited statement of cash flow of the Company and its consolidated subsidiaries for the fiscal year ended December 31, 2007: cash used in operating activities of $2.1 million, proceeds from investing activities of $3.6 million and cash used in financing activities of $1.9 million, for a net decrease in cash of $0.4 million.

The Company’s independent auditors did not review or audit the data provided above or the underlying financial statements. There can be no assurance that this information will be consistent with final audited information, which may vary materially from the information above.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VARSITY GROUP INC.

By:	/s/ John P. Griffin
Name:	John P. Griffin
Title:	Chief Accounting Officer, Vice President of Finance

Date: March 28, 2008